SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[January 13, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO TO SELL ITS HYDRAULICS UNIT TO SAMPO-ROSENLEW IN FINLAND

SIGNATURES

Date  January 13, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SELL ITS HYDRAULICS UNIT TO SAMPO-ROSENLEW IN FINLAND

(Helsinki, Finland, January 13, 2003) — Metso Corporation (NYSE: MX; HEX: MEO) has signed a contract to sell its hydraulic power transmission unit, Metso Hydraulics Oy, to Finnish Sampo-Rosenlew Oy. It is estimated that the sale will be closed in January 2003. The divestment price will not be disclosed. Metso is focusing on services and processes for pulp and paper industry and rock and minerals crushing and related automation, and will divest its non-core operations. Metso Hydraulics is a part of Metso Ventures business area.

Metso Hydraulics Oy has specialized in designing, manufacturing and marketing of hydraulic motors for the manufacturers of mobile agriculture, forest logging and road construction machines. Annual net sales of Metso Hydraulics, located near Jyväskylä, Finland, totals approximately EUR 18 million and the amount of the personnel amounts to 120 persons.

Sampo-Rosenlew Oy is a Finnish manufacturer of combine harvesters, forest machines, industrial cleaners and steel components. Sampo-Rosenlew has production in Finland and sales units in Europe. Annual net sales of Sampo-Rosenlew Oy is EUR 44 million. The amount of personnel is approximately 330.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Erkki Pylvänäinen, President, Metso Drives, tel. +358 204 84 7600
Juhani Ovaska, President, Metso Hydraulics, tel. +358 204 84 7654

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.